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                                                                 EXHIBIT (d)(4)

                 ADJUSTABLE TERM LIFE INSURANCE BENEFIT RIDER
                                  TO AGE 100

American General Life Insurance Company has issued this rider as a part of the policy to which it is attached.

We will pay the Death Benefit under this rider to the designated beneficiary if the Insured dies while the policy and this rider are in force. Payment will be made after we receive due proof of the death of the Insured subject to the terms of this rider and the policy to which it is attached.

Rider Death Benefit Amount. The Rider Sum Insured on the Date of Issue is shown on page 3. Such amount is equal to the Target Face Amount less the Initial Specified Amount (both amounts also shown on page 3).

Target Face Amount is the sum of the Specified Amount under the basic policy and the Sum Insured under this rider. Unless we are instructed otherwise, the Target Face Amount will remain level:

1. If the Specified Amount under the basic policy is increased, the Rider Sum Insured will be decreased by an equal amount;

2. If the Specified Amount under the basic policy is decreased, the Rider Sum Insured will be increased by an equal amount.

Change in Amount of Insurance. As long as the Target Face Amount remains level, evidence of insurability will not be required to increase the basic policy with an equal reduction in the Sum Insured under this rider.

You may elect to change the Target Face Amount. We will need your instructions, on a form acceptable to us, specifying that the change will apply to an increase or decrease in the base policy, the term rider, or both.

If the Target Face Amount is to be increased, we may require evidence of insurability satisfactory to us. Adjustments will be made so that the Term Insurance Benefit plus the Specified Amount will continue to equal the Target Face Amount.

The Target Face Amount will be reduced by the amounts of any Partial Surrender with one exception. The Target Face Amount will not be reduced if evidence of insurability satisfactory to the Company is furnished.

The Monthly Cost of Insurance. The monthly cost of insurance for the Rider Death Benefit will be calculated at the beginning of each policy month on the Deduction Day. The monthly cost of insurance for such Death Benefit will be based on the Insured's:

1.  Sex; and

2.  Attained age nearest birthday and policy year; and

3.  Rate class.

The guaranteed monthly cost for each $1,000 of coverage is shown in the Table of Guaranteed Monthly Cost of Insurance Rates in the policy. We may use a monthly cost that is lower than the guaranteed rate. The cost of insurance will be deducted from the cash value of the policy.

If the policy to which this rider is attached contains a waiver of monthly deduction rider, an additional charge will be made for waiver of the cost of insurance for this rider. Such additional charge will be determined from the table of rates in the waiver of monthly deduction rider.

Beneficiary. Unless the application for this rider or a later endorsement provides otherwise, Death Benefits under this rider will be added to Death Benefit Proceeds under the policy. Such proceeds will be paid in accordance with the basic policy beneficiary designation.

Misstatement of Age or Sex. If the age or sex of the insured has been misstated, the amount payable will be that which the premium paid would have purchased at the correct age or sex.

Suicide. If the Insured takes his or her own life, while sane or insane, within 2 years from the date of issue of this rider: We will limit the rider death benefit to the monthly costs which were deducted for this rider.

If the Insured takes his or her own life, while sane or insane, within 2 years of any increase in the sum insured under this rider resulting from an increase in Target Face Amount: The amount payable for such increase will be the monthly costs which were deducted for such increase.

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If an increase in the Sum Insured under this rider is the result of an equal decrease in the Specified Amount under the basic policy: The 2 year exclusion will apply from the date this portion of such insurance became effective under the basic policy.

When the laws of the state in which this policy is delivered require less than this 2 year period, the period will be as stated in such laws.

Not Contestable after Two Years. We will not contest payment of the initial Sum Insured under this rider after this rider has been in force during the lifetime of the Insured for 2 years from its date of issue.

We will not contest the amount of any increase in the Rider Sum Insured resulting from an increase in the Target Face Amount after such increase has been in force during the lifetime of the Insured for 2 years from the effective date of such increase.

If an increase in the Sum Insured under this rider is the result of an equal decrease in the Specified Amount under the basic policy, the contestable period will be measured from the date this portion of such insurance became effective under the policy.

Conversion. This rider is not convertible except as provided in the "Change in Amount of Insurance" provision.

Termination. This rider will terminate on the earliest of the following:

1.  On termination of the policy to which this rider is attached; or

2. When any monthly deduction for this rider and the policy is in default beyond the end of the grace period; or

3.  On the policy anniversary nearest the Insured's 100th birthday; or

4. On the first Monthly Deduction Date following receipt of the Owner's written request for termination.

Policy Provisions Applicable. This rider is subject to all the conditions and provisions of the policy to which it is attached, except as provided herein.

Consideration. The- consideration for this rider is the application for the policy and this rider and deduction of the cost of insurance for this rider. The cost of insurance for this rider will be deducted monthly from the Accumulation Value of the policy.

The effective date of this rider is the Date of Issue of the policy unless a later date is shown on page 3.

                                   President

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